UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Nasdaq Notification Regarding Minimum Bid Price Requirement

Nvni Group Limited (the “Company”) has received a notification letter, dated November 1, 2024, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share of its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The notification letter has no immediate effect on the listing of the Company’s ordinary shares, and the Company’s ordinary shares continue to trade on Nasdaq under the symbol “NVNI”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until April 30, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s Minimum Bid Price Requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by April 30, 2025, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

The Company intends to monitor the closing bid price of its ordinary Shares and will consider its options in order to regain compliance with the Minimum Bid Price Requirement.

Appointment of Chief Operating Officer

On November 5, 2024, the Company announced the appointment of Mr. José Mário de Paula Ribeiro Junior as Chief Operating Officer, effective October 24, 2024.

José Mario Ribeiro Jr. has over 32 years of experience as an entrepreneur in the technology and finance industries in Brazil. Mr. Ribeiro Jr. founded numerous operational companies and philanthropic organizations, demonstrating his vast expertise in business development and innovation. Since October 1992, he has been leading Grupo Check, where he invests in emerging companies, providing capital structure, business expertise, organizational management, high-performance teams, innovative technological platforms, governance, and networking. His main focus is on value creation, leveraging, and selling business assets.

Mr. Ribeiro Jr. has held significant positions in various companies, including Partner and Board Member at Banco BS2 since June 2023, and Partner & Board Member at Adiq Pagamentos since September 2019, where he also served as CEO until April 2024. He is the Founder and Leader of Instituto Créditos do Bem since October 2000, and an Advisory Board Member at Movimento Comunitário Estrela Nova since April 2021. Additionally, he serves as a Fiscal Council Member at Instituto Articule since November 2020. From November 1996 to September 2019, Mr. Ribeiro Jr. was the driving force behind Check Express, where he founded 33 companies focused on technology and financial service innovations. His early career includes co-founding Aratec and Efacec do Brasil, specializing in network automation for energy, gas, sanitation, and telecom industries from October 1992 to July 2000. He also held various engineering and executive roles at Comgás, USP, Metrô, and Themag between 1985 and 1992. Mr. Ribeiro Jr. holds a degree in Electrical/Electronic/Safety Engineering from UNESP - Universidade Estadual Paulista, completed in 1984. His extensive experience and innovative approach to business make him a valuable asset to the Company.

There are no family relationships between Mr. Ribeiro and any director or executive officer of the Company, and there is no understanding or arrangement between Mr. Ribeiro and any other person pursuant to which he was appointed as the Chief Operating Officer.

Entry into a Material Agreement and Unregistered Sale of Equity Securities.

On November 1, 2024, the Company completed the issuance and sale in a private placement of a total of 766,957 ordinary shares of the Company for gross proceeds of approximately $580,824, or $0.75 per share (the “Per Share Purchase Price”), in accordance with the terms and conditions of the subscription agreement (the “Subscription Agreement”) entered into with the investor in the private placement (the “Investor”).

The Subscription Agreement also provides the Investor with certain registration rights to file a registration statement with the Securities and Exchange Commission covering the resale of the ordinary shares purchased under the Subscription Agreement.

The ordinary shares sold in the private placement were sold pursuant to the exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing summary of the Subscription Agreement is subject to, and qualified in their entirety by, such document.This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Subscription Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: November 5, 2024	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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